EXHIBIT 99.98

CONSENT OF JOSEPH M. KEANE

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” dated September 1, 2006 (the “Mineral Park Report”), (2) the “Technical Report – Preliminary Feasibility Study on Phase I & Phase II Copper – Molly Milling Expansion, Mineral Park Mine, Mohave County, Arizona” dated December 29, 2006 (the “December Report”), (3) the annual information form of the Corporation dated March 31, 2010 and (4) the annual information form of the Corporation dated March 31, 2011, which includes reference to my name in connection with information relating to the Mineral Park Report and the December Report and the properties described therein.

Date:  November 8, 2011

/s/ Joseph M. Keane Joseph M. Keane, PE